Exhibit 4.2

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On December 23, 2018, Techhouse Holdings Ltd. (the "Lessor") and Silicom Ltd. (the "Lessee") signed an extension (the "Extension") to the lease agreement between the Lessee and Klimotech Ltd. which was entered into on December 3, 2014 (the "Agreement"). The Extension updated the terms of the Agreement and extended the term of the Agreement as further elaborated below.

New Leased Premises:
An addition of 258 square meters (the "New Leased Premises"), for a consideration of NIS 65 for each square meter, all in accordance with the terms of Agreement. The New Leased Premises shall be delivered to the Lessee on January 15, 2019.

Consideration:
The Lessee shall pay in consideration for the New Leased Premises a total amount of approximately NIS 65 per square meter + VAT, per month, amounting to a total of NIS 16,770 + VAT (the "New Leased Premises Consideration"). The New Leased Premises Consideration will be paid in addition to the consideration paid in accordance with the Agreement. The management fees paid by the Lessee according to the agreement will apply to the New Leased Premises. The Lessee shall pay a management fee of NIS 18.5 per square meter + VAT multiplied by the total size of the leased premises.

New Lease Term:
The term of the Agreement will be from January 15, 2019 to February 28, 2025 (the "New Lease Term").
The terms and conditions of the lease will be in accordance with the Agreement, subject to the obligatory changes of this Extension.

The Agreement will continue to apply to the Lessee and the Lessor, including to the New Leased Premises. This Extension is an integral part of the Agreement.